Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3590 fax

www.steeldynamics.com

June 17, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4631

Attention: Mr. Dale Welcome, Staff Accountant

Washington, D.C. 20549-4631

RE:  Staff Comments Regarding Steel Dynamics, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2010, and Form 10-Q for the Fiscal Quarter Ended March 31, 2011.  SEC File No. 000-21719

Dear Mr. Welcome:

On behalf of the Registrant, Steel Dynamics, Inc., I am pleased to provide the following responses to the comments of the Staff of the Securities and Exchange Commission, in the letter dated May 25, 2011 (the “Comment Letter”), with respect to our referenced filings.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.  All page numbers refer to the page numbers contained in the referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Environmental and Other Contingencies, page 56

1.              We note your disclosure here, as well as in your Form 10-Q for the quarterly period ended March 31, 2011, that compliance with current environmental laws is not likely to have a materially adverse effect on your financial condition, results of operations or liquidity.  Based on this disclosure, it is unclear if you believe there is a reasonable possibility that compliance with current environmental laws could have a material impact on your financial statements.  With a view towards future disclosure, please tell us how you have considered this matter and, if applicable, provide us with your estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.  If you cannot provide an estimate, please tell us why and what procedures you have in place to attempt to develop an estimate every quarter.  In addition, please revise your future filings to remove the word “adverse” from your disclosure as “material adverse effect” implies a different assessment of materiality than that described in SAB Topic 1.M.

The Registrant does not believe that compliance with current environmental laws has involved nor is such compliance anticipated to involve expenditures or obligations that would create a “reasonable possibility” (as that term is defined in the FASB Codification at ASC 450-20-20) of having a material impact on Registrant’s financial statements.  Registrant will endeavor to better conform its future disclosures relative to this assessment, both in terms of its process and its conclusions, in accordance with the Staff’s comment.  Further, as requested in Staff’s comment, Registrant will revise future filings, to the extent that the facts continue to so warrant, to eliminate the “adverse” qualifier and, instead, to reflect a “material effect” or “material impact” wording consistent with SAB Topic 1.M.

In arriving at both Registrant’s quarterly and annual assessments of whether current environmental laws have had or could have a reasonable possibility of having a material impact on Registrant’s financial statements, Registrant determines whether its regular ongoing environmental monitoring and compliance costs (both operating and capital), most of which continue to involve routine and anticipated transportation and disposal of steel manufacturing waste products in accordance with applicable environmental laws and regulations, as well as costs associated with any ongoing or anticipated remediation activities, have and will continue to occur, both in absolute amounts and qualitatively, in amounts that rise to the level of materiality. This analysis takes into account not only the quantitative costs, which as presented in the Environmental and Other Contingencies section of Registrant’s 2010 Form 10-K at page 56, amounted to approximately $31 million, or less than .6% of 2010 consolidated cost of goods sold, but also whether there exist current or anticipated costs related to a particular business or operation which, although not quantitatively significant, could in light of the surrounding circumstances and with due regard to the representative qualitative factors described in SAB Topic 1.M, be viewed by a reasonable investor as material. Registrant’s ongoing environmental monitoring and compliance costs, as well as associated capital costs, are generally foreseeable and objectively determinable based on current laws, regulations and operations, and Registrant records these costs or capital expenditures when incurred. Registrant monitors these current and anticipated costs to determine whether they continue to fall within historically normal operating levels.

Regarding environmental remediation obligations and related costs, which are not normally predictable and, until asserted as a claim, are not easily quantifiable, these have historically not been and Registrant believes will continue to be at levels that are not material.  As presented in the Environmental and Other Contingencies section at page 56 of the Registrant’s 2010 Form 10-K, environmental remediation costs were less than $1 million in aggregate across all operations in 2010, and Registrant has environmental remediation accruals totaling $4.9 million (net of $1.5 million of escrowed funds) at December 31, 2010.  Nonetheless, Registrant monitors all known and anticipated remediation exposures on a quarterly basis, accrues for those that are reasonably estimable and, in those instances where Registrant’s exposure is uncertain or is otherwise not reasonably estimable, Registrant re-assesses all operative factors quarterly to insure that both accruals and disclosures are appropriate. Registrant is not currently aware of any possible environmental remediation matters resulting in losses or range of losses that, singly or in aggregate, would exceed existing accruals and thus may have a material impact on Registrant’s financial condition, results of operations or liquidity.

Item 8. Consolidated Financial Statements and Supplementary Data, page 61

Note 8. Commitments and Contingencies, page 88

2.               We have the following comments on your disclosure:

•                  We note your statement that you cannot predict the outcome of any of your lawsuits or proceedings.  With a view towards future disclosure, please tell us if there is a reasonable possibility that the outcome of your lawsuits or proceedings may have a material impact on your financial statements.  If applicable, please provide us and revise future filings to include, your estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.  If you cannot provide an estimate, please tell us why and what procedures you have in place to attempt to develop an estimate every quarter.

•                  Please revise your future filings to remove the word “adverse” from your disclosure as “material adverse effect” implies a different assessment of materiality than that described in SAB Topic 1.M.

•                  With a view towards future disclosure, please tell us how you have considered the impact of your lawsuits and proceedings on your liquidity.

With respect to Registrant’s disclosure regarding “Commitments and Contingencies” discussed in Note 8 of Registrant’s 2010 Form 10-K and referenced in Staff’s comment letter, Registrant  determined, based on consideration of all information available to us prior to the issuance of our 2010 Form 10-K consistent with our regular loss contingency assessment process, that there was not a “reasonable possibility” (as that term is defined in the FASB Codification at ASC 450-20-20), that the outcome of any of the three legal proceedings therein described, alone or in the aggregate, would have a material impact on Registrant’s financial condition, results of operations, or liquidity.  Registrant will endeavor to better conform its future disclosures relative to this assessment, both in terms of its process and its conclusions, in accordance with the Staff’s comments.  Further, as requested in the Staff’s comment, Registrant will revise future filings, to the extent that the facts continue to so warrant, to eliminate the “adverse” qualifier and, instead, to reflect a “material effect” or “material impact” wording consistent with SAB Topic 1.M.

While Registrant does not employ any fixed numerical likelihood standard, range of standards or odds in making Registrant’s loss contingency assessment as applied to actual or threatened litigation or claims, Registrant reviews quarterly in each case to assess for “range of likelihood,” as defined in FASB Codification at ASC 450-20-20 — that is, whether it is probable; whether it is reasonably possible; or whether it’s remote — that the matter may result in the incurrence of a liability.  In making a judgment about the range of likelihood  of an unfavorable outcome, Registrant applies the evidential factors described in FASB Codification at ASC 450-20-55-10, including but not limited to a consideration of the nature of the lawsuit or claim, the underlying facts as Registrant understands them, the stage of the litigation or claim process and the results of any proceedings to date, the opinions of Registrant’s legal counsel in accordance with ABA Statement 5, and the vigorousness and scope of the defense Registrant is mounting.

In addition, Registrant acknowledges the following:

•                  Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and

•                  Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your prompt attention to this response.  If you, or any other member, of the Staff has any further questions or comments concerning these responses, please telephone the undersigned at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler
Theresa E. Wagler
Chief Financial Officer